Exhibit 99.1

Aphria Inc. Announces Fourth Quarter and Fiscal Year 2020 Results

ADULT USE CANNABIS REVENUE INCREASES 27% FROM PRIOR QUARTER AND FIFTH CONSECUTIVE QUARTER OF POSITIVE ADJUSTED EBITDA

Net Revenue Increases 5% from Prior Quarter and 18% from Prior Year Quarter
Adjusted EBITDA from Cannabis Operations of $9.3 Million Increased 55% from Prior Quarter
Cash Cost Per Gram Remained Below $1 and Decreased 5% from Prior Quarter to $0.88

LEAMINGTON, ON, July 29, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA) (Nasdaq: APHA), a leading global cannabis company, today reported its financial results for the fourth quarter and fiscal year ended May 31, 2020. All amounts are expressed in Canadian dollars, unless otherwise noted and except for per gram, kilogram, kilogram equivalents, and per share amounts.

"At Aphria, we are setting ourselves apart from the rest of the cannabis industry," said Irwin D. Simon, Chairman and Chief Executive Officer. "We have generated some of the strongest sales growth, we have one of the strongest balance sheets and cash positions, compelling consumer brands and a well-diversified global business. We are grateful for the dedication of our employees for whom our commitment to protect their safety is unwavering and remains a founding principle of our company. Our strong finish to fiscal year 2020 demonstrates that this was a transformative year for Aphria, as our net revenue increased 129% from fiscal year 2019. We continue to focus on capturing strong market share in Canada by executing upon our strategic plan and positioning Aphria as a leader in category innovation. With exciting new product categories and line extensions launching in the very near future, we believe our award-winning adult-use portfolio remains unmatched in the industry. By building on this foundation, we remain focused on the highest return opportunities for growth and long-term value creation."

Key Operating Highlights - Fourth Quarter Fiscal 2020

  Gross revenue for adult-use cannabis of $56.7 million in the fourth quarter, an increase of 27% from prior quarter and the fifth consecutive quarter of growth.
  Net cannabis revenue of $53.1 million in the fourth quarter, an increase of 81% from prior year quarter.
  Net revenue of $152.2 million in the fourth quarter, an increase of 18% from prior year quarter and increase of 5% from prior quarter.
  Cash cost to produce dried cannabis per gram of $0.88 in the fourth quarter, a decrease of 5% from prior quarter.
  Adjusted EBITDA of $8.6 million in the fourth quarter, an increase of 49% from the prior quarter.
  Adjusted EBITDA from cannabis operations of $9.3 million in the fourth quarter, an increase of 55% from the prior quarter.
  Ended fourth quarter with a strong balance sheet and liquidity, including $497.2 million of cash and cash equivalents to fund planned Canadian and International growth.
  Received its European Union Good Manufacturing Practices ("EU GMP") certification from the Malta Medicines Authority ("MMA") at the Company's subsidiary, ASG Pharma Ltd., providing the Company with the ability to ship finished dried flower and finished oil for medicinal and research use in permitted jurisdictions throughout the European Union and strengthening the Company's leadership in the region.
  Liquidated $39 million Promissory Note from GA Opportunities Corp. for proceeds of approximately $26 million.
  Reduced debt and eliminated $6.7 million in annual cash interest costs by repurchasing an aggregate of approximately $127.5 million convertible senior notes at a 25% discount to their face value, using shares issued at a 31% premium to Aphria's closing market price as of May 7, 2020.
  Recorded a non-cash impairment of $64.0 million in the fourth quarter, which is largely attributable to measures taken with respect to certain of the Company's international businesses in response to the COVID-19 pandemic.
  Recognized for Executive Gender Diversity by Globe and Mail's inaugural Report on Business Women Lead Here list, an annual benchmark of executive gender diversity in corporate Canada.

Key Operating Highlights - Fiscal Year 2020

  Gross revenue for adult-use cannabis of $150.4 million in 2020, an increase of 307% from 2019.
  Gross cannabis revenue of $204.7 million in 2020, an increase of 129% from $89.4 million in 2019.
  Net revenue of $543.3 million in 2020, an increase of 129% from $237.1 million in 2019.
  Cash cost to produce dried cannabis per gram of $1.04 in 2020, a decrease of 24.1% from 2019.
  Positive Adjusted EBITDA of $17.2 million in 2020, compared to a loss of $27.7 million in 2019.
  Adjusted EBITDA from cannabis operations of $20.1 million in 2020, compared to a loss of $17.5 million in 2019.

Subsequent Events

  Aphria transferred its stock exchange listing from the New York Stock Exchange to The Nasdaq Global Select Market ("Nasdaq") on June 8, 2020. This transition did not impact the Company's primary listing on the Toronto Stock Exchange (TSX: APHA).
  Aphria, Emblem Cannabis Corporation ("Emblem"), and Aleafia Health Inc. (TSX: AH, OTC: ALEAF) amicably settled their outstanding dispute related to the termination of the parties' wholesale cannabis supply agreement on June 25, 2020, ending any and all potential claims and litigation against and between Aphria, Emblem, and Aleafia Health relating to the supply agreement.
  Filed Prospectus supplement for $100 million (USD) At-the-Market program.

Key Financial Highlights
(In thousands of Canadian dollars)

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	May 31, 2020	May 31, 2019	May 31, 2020	May 31, 2019
Net revenue	$152,203	$128,568	$543,339	$237,110
Gross profit	$47,390	$36,007	$191,975	$75,421
Adjusted cannabis gross profit [1]	$28,079	$15,165	$87,233	$40,596
Adjusted cannabis gross margin [1]	52.9%	53.0%	50.1%	53.3%
Adjusted distribution gross profit [1]	$11,947	$12,274	$46,526	$19,805
Adjusted distribution gross margin [1]	12.1%	12.4%	12.6%	12.5%
Net income (loss)	($98,843)	$15,760	($84,634)	($16,499)
Adjusted EBITDA [1]	$8,558	$209	$17,232	($27,720)

	Q4-2020	Q3-2020
Distribution revenue	$99,137	$88,308
Net cannabis revenue	$53,066	$55,566
Net revenue	$152,203	$144,424
Kilograms (or kilogram equivalents) sold [1]	12,557	14,014
Cash cost to produce dried cannabis / gram[1]	$0.88	$0.93
"All-in" cost of goods sold / gram[1]	$1.69	$1.69
Adjusted EBITDA from cannabis operations [1]	$9,360	$6,031
Adjusted EBITDA from businesses under development [1]	($2,745)	($2,859)
Adjusted EBITDA from distribution operations [1]	$1,943	$2,564
Cash and cash equivalents & marketable securities	$497,222	$515,102
Working capital	$732,908	$746,572
Capital and intangible asset expenditures -wholly-owned subsidiaries[1]	$25,569	$23,839
Source: Aphria Inc. May 31, 2020 MD&A1

___________________
1	In this press release, reference is made to adjusted cannabis gross profit, adjusted cannabis gross margin, adjusted distribution gross profit, adjusted distribution gross margin, adjusted EBITDA, adjusted EBITDA from cannabis operations, adjusted EBITDA from distribution operations, adjusted EBITDA from businesses under development, gram equivalents, cash costs to produce dried cannabis per gram, "all-in" cost of sales of dried cannabis per gram and capital and intangible asset expenditures – wholly-owned subsidiaries, which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company's Management's Discussion and Analysis for the year ended May 31, 2020, filed on SEDAR and EDGAR.

Net revenue for the three months ended May 31, 2020 was $152.2 million, an increase of 18% from $128.6 million in the same period last year. Fourth quarter fiscal year 2020 net revenue was 5% higher when compared to the prior quarter net revenue of $144.4 million, due to increases in net distribution revenue and net cannabis revenue. Net revenue included 10,831 kilogram equivalents sold for the adult-use market, 1,273 kilogram equivalents for medical cannabis sales and 453 kilogram equivalents sold in the wholesale market.

The average retail selling price of medical cannabis (exclusive of wholesale), before excise tax, increased to $6.63 per gram in the quarter, compared to $6.41 in the prior quarter. The average selling price of adult-use cannabis, before excise tax, decreased to $5.23 per gram in the quarter, compared to $5.47 per gram in the prior quarter, primarily as a result of a change in sales mix and price reductions in key markets to solidify market share.

Adjusted cannabis gross profit for the fourth quarter was $28.1 million, with an adjusted cannabis gross margin of 52.9%, compared to $23.7 million and 42.7% in the prior quarter. The increase in adjusted cannabis gross margin was primarily due to the increase in the higher margin adult-use sales to wholesale transaction ratio in the current quarter, and higher usage of the lower-cost cannabis produced by Aphria versus purchased cannabis.

Adjusted distribution gross profit for the fourth quarter was $11.9 million, with an adjusted distribution gross margin of 12.1%, compared to $11.4 million and 12.9% in the prior quarter. The decrease in adjusted distribution gross margin was primarily related to the impacts of COVID-19 on sales mix.

Selling, general, and administrative costs in the quarter increased to $116.6 million from $50.9 million in the prior quarter and $60.0 million in the prior year. The increase was mainly related to $64.0 million of impairment charges recorded in the fourth quarter, which is largely attributable to the COVID-19 pandemic measures taken with respect to certain of the Company's international businesses in response to the COVID-19 pandemic, whereas none was recorded in the prior quarter or the same quarter of the prior year.

Net loss for the fourth quarter of fiscal year 2020 was $98.8 million, or a loss of $0.39 per share, compared to net income of $5.7 million, or $0.02 per share in the prior quarter, and net income of $15.8 million, or $0.05 per share for the same period last year. The decrease in net income was a result of the non-cash impairment recognized in the fourth quarter as mentioned above as well as non-operating losses mainly driven by changes in fair value of long-term investments and convertible debentures, resulting from a decline in the trading prices of the securities of participants in the cannabis market.

Adjusted EBITDA increased by $2.8 million to $8.6 million for the fourth quarter compared to $5.7 million in the prior quarter. Adjusted EBITDA from cannabis operations for the fourth quarter was $9.3 million compared to $6.0 million in the prior quarter. The adjusted EBITDA loss from businesses under development for the fourth quarter was $2.7 million compared to a loss of $2.9 million in the prior quarter. Adjusted EBITDA from distribution operations for the fourth quarter was $1.9 million, compared to $2.6 million the prior quarter.

The Company ended the fourth quarter with a strong balance sheet, including $497.2 million of cash and cash equivalents.

ATM ("At-the-Market") Program Established

The Company also announced today that it has established an at-the-market equity program (the "ATM Program") under which the Company may from time to time sell an aggregate of up to US$100,000,000 (or its Canadian dollar equivalent) of its common shares ("Common Shares") through the Agents (as defined below). Any Common Shares sales under the ATM Program will be made through "at-the-market distributions" as defined in National Instrument 44-102 and sold through the Toronto Stock Exchange (the "TSX"), the NASDAQ Global Select Market (the "NASDAQ") or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale. Sales may also be made in privately negotiated transactions.

The ATM Program will be effective until the earlier of December 22, 2021 and the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program, unless terminated prior to such date by the Company or the Agents. Aphria intends to use the net proceeds from the ATM Program, if any, to fund Canadian and international expansion, working capital and general corporate purposes or to repay indebtedness. As Common Shares distributed in the ATM Program will be issued and sold at the prevailing market price at the time of the sale, or in privately negotiated transactions, prices may vary among purchasers during the period of the distribution.

Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated July 29, 2020 among the Company, Jefferies LLC and Canaccord Genuity LLC, as U.S. agents and Canaccord Genuity Corp. and Jefferies Securities, Inc., as Canadian agents (collectively, the "Agents").

The offering under the ATM Program will be made only pursuant to a prospectus supplement dated July 29, 2020 (the "Prospectus Supplement") to the Company's Canadian base shelf prospectus (the "Shelf Prospectus") dated November 22, 2019, and pursuant to a prospectus supplement dated July 29, 2020 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus (the "U.S. Base Prospectus") dated November 22, 2019 and included in its registration statement on Form F-10, as amended (the "Registration Statement") (File No. 333-233426). The Registration Statement was declared effective by the United States Securities and Exchange Commission (the "SEC") on November 26, 2019. The Prospectus Supplement and the Shelf Prospectus are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available on EDGAR at the SEC's website at www.sec.gov. Alternatively, the agents will send copies of the Prospectus Supplement and the Shelf Prospectus, or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting in the U.S.: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by phone at (877) 821-7388, or by e-mail at Prospectus_Department@Jefferies.com or Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, Suite 1200, Boston, MA 02110, Attn: Equity Syndicate Department, by telephone at (617) 371-3900 or by e-mail at prospecuts@cgf.com; or in Canada: Canaccord Genuity Corp., 161 Bay Street, Suite 3000, P.O. Box 516, Toronto, ON Canada M5J 2S1, Attention: Syndication, phone: 1-416-869-7368, email: ecm@canaccordgenuity.com or Jefferies Securities, Inc., 161 Bay Street, Suite 2700, Toronto, ON Canada M5J 2S1, Attention: Steven Latimer, phone: 416-572-2215.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Conference Call

Aphria executives will host a conference call to discuss these results today at 9:00 am Eastern Time. To listen to the live call, dial (888) 231-8191 from Canada and the U.S. or (647) 427-7450 from International locations and use the passcode 3439698. A telephone replay will be available approximately two hours after the call concludes through August 29, 2020. To access the recording dial 1-855-859-2056 and use the passcode 3439698.

There will also be a simultaneous, live webcast available on the Investors section of Aphria's website at aphriainc.com. The webcast will be archived for 30 days.

We Have A Good Thing Growing

About Aphria Inc.

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking information or forward-looking statements (together, "forward-looking statements") under applicable securities laws and are expressly qualified by this cautionary statement. Any information or statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this news release with regards to the anticipating timing for the release of new product offerings, Aphria's market position, ability to generate consistent growth, and net revenue and adjusted EBITDA. The Company uses words such as "forecast", "future", "should", "could", "enable", "potential", "contemplate", "believe", "anticipate", "estimate", "plan", "expect", "intend", "may", "project", "will", "would" and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this news release. Forward-looking statements reflect management's current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, risks associated with COVID-19 nationally and globally which could have a material adverse impact on Aphria's business, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores; general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis or otherwise affecting Aphria's business or its consumers generally; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally; income tax and regulatory matters, including delays in the issuance of licenses; the sale and distribution of vapes; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should consider as other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and under the heading "Industry Trends and Risks" in Aphria's Management's Discussion and Analysis for the three and twelve months ended May 31, 2020, each available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws. Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

The schedule below is an excerpt of Aphria Inc.'s financial statements prepared on a basis consistent with IFRS for the three and twelve months ended on May 31, 2020 and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This schedule does not contain all of the information in Aphria Inc.'s financial statements that is important to you. You should read the financial statements and Management's Discussion and Analysis carefully to obtain a comprehensive understanding of Aphria Inc.'s financial statements and notes thereto under IFRS and related information.

Aphria Inc. Consolidated Statements of Income and Comprehensive Income (In thousands of Canadian dollars, except share and per share amounts)
		For the year ended May 31,
	Note	2020	2019
Cannabis revenue		$ 204,736	$ 89,383
Distribution revenue		369,214	157,931
Insurance recovery		1,000	--
Excise taxes		(31,611)	(10,204)

Net revenue		543,339	237,110

Production costs	5	64,972	36,446
Cost of cannabis purchased		21,920	--
Cost of goods purchased		322,688	138,126

Gross profit before fair value adjustments		133,759	62,538

Fair value adjustment on sale of inventory	5	57,039	27,724
Fair value adjustment on growth of biological assets	6	(115,255)	(40,607)

Gross profit		191,975	75,421
Operating expenses:
General and administrative	23	99,977	69,752
Share-based compensation	24	22,500	26,080
Amortization		21,747	14,084
Selling		21,042	4,961
Marketing and promotion		20,464	23,010
Research and development		2,568	1,391
Impairment	10	63,971	58,039
Transaction costs		5,763	23,259
		258,032	220,576

Operating loss		(66,057)	(145,155)

Finance income (expense), net	25	(26,347)	6,575
Non-operating income, net	26	11,687	122,935
Loss before income taxes		(80,717)	(15,645)

Income taxes (recovery)	15	3,917	854
Net loss		(84,634)	(16,499)

Other comprehensive loss
Other comprehensive loss		(1,150)	(119)
Comprehensive loss		$ (85,784)	$ (16,618)

Total comprehensive income (loss) attributable to:
Shareholders of Aphria Inc.		(91,961)	(14,667)
Non-controlling interests	22	6,177	(1,951)
		$ (85,784)	$ (16,618)

Weighted average number of common shares - basic		257,914,589	242,763,558
Weighted average number of common shares - diluted		257,914,589	242,763,558

Loss per share - basic	28	$ (0.33)	$ (0.07)
Loss per share - diluted	28	$ (0.33)	$ (0.07)

Aphria Inc. Consolidated Statements of Income and Comprehensive Income (In thousands of Canadian dollars, except share and per share amounts)
	For the three months May 31,
	2020	2019
Cannabis revenue	$ 65,461	$ 34,306
Distribution revenue	99,137	99,186
Excise taxes	(12,395)	(4,924)

Net revenue	152,203	128,568

Production costs	18,917	13,113
Cost of cannabis purchased	6,070	--
Cost of goods purchased	87,190	87,270

Gross profit before fair value adjustments	40,026	28,185

Fair value adjustment on sale of inventory	20,979	9,649
Fair value adjustment on growth of biological assets	(28,343)	(17,471)

Gross profit	47,390	36,007
Operating expenses:
General and administrative	27,676	26,191
Share-based compensation	4,855	3,084
Amortization	5,491	4,528
Selling	8,311	2,949
Marketing and promotion	3,853	2,625
Research and development	576	294
Impairment	63,971	--
Transaction costs	1,859	20,329
	116,592	60,000

Operating loss	(69,202)	(23,993)

Finance income (expense), net	(8,732)	(2,918)
Non-operating income, net	(23,032)	43,124

Loss before income taxes	(100,966)	16,213

Income taxes (recovery)	(2,123)	453
Net loss	(98,843)	15,760

Other comprehensive loss
Other comprehensive loss	1,580	(58)
Comprehensive loss	$ (97,263)	$ 15,702

Total comprehensive income (loss) attributable to:
Shareholders of Aphria Inc.	(104,904)	16,862
Non-controlling interests	7,641	(1,160)
	$ (97,263)	$ 15,702

Aphria Inc. Consolidated Statements of Financial Position (In thousands of Canadian dollars)
	Note	May 31, 2020	May 31, 2019
Assets
Current assets
Cash and cash equivalents		$ 497,222	$ 550,797
Marketable securities		--	20,199
Accounts receivable		55,796	25,488
Prepaids and other current assets	4	42,983	23,391
Inventory	5	264,321	91,529
Biological assets	6	28,341	18,725
Promissory notes receivable	14	--	39,200
Current portion of convertible notes receivable	11	14,626	11,500
		903,289	780,829
Capital assets	8	587,163	503,898
Intangible assets	9	363,037	392,056
Convertible notes receivable	11	--	20,730
Interest in equity investees	12	--	9,311
Long-term investments	13	27,016	64,922
Goodwill	10	617,934	669,846
		$ 2,498,439	$ 2,441,592
Liabilities
Current liabilities
Bank indebtedness	16	$ 537	$ --
Accounts payable and accrued liabilities		152,750	105,813
Income taxes payable		6,410	2,722
Deferred revenue		902	23,678
Current portion of lease liabilities		1,315	--
Current portion of long-term debt	17	8,467	6,332
		170,381	138,545
Long-term liabilities
Lease liabilities		5,828	--
Long-term debt	17	129,637	60,895
Convertible debentures	18	270,783	421,366
Deferred tax liability	15	83,468	87,633
		660,097	708,439
Shareholders' equity
Share capital	19	1,846,938	1,655,273
Warrants	20	360	1,336
Share-based payment reserve		27,721	36,151
Accumulated other comprehensive loss		(1,269)	(119)
Retained earnings (deficit)		(61,215)	12,103
		1,812,535	1,704,744
Non-controlling interests	22	25,807	28,409
		1,838,342	1,733,153
		$ 2,498,439	$ 2,441,592

	For the three months ended May 31,		For the year ended May 31,
	2020	2019	2020	2019
Net income (loss)	$ (98,843)	$ 15,760	$ (84,634)	$ (16,499)
Income taxes (recovery)	(2,123)	453	3,917	854
Finance (income) expense, net	8,732	2,918	26,347	(6,575)
Non-operating (income) loss, net	23,032	(43,124)	(11,687)	(122,935)
Amortization	14,439	8,611	49,271	22,940
Share-based compensation	4,855	3,084	22,500	26,080
Fair value adjustment on sale of inventory	20,979	9,649	57,039	27,724
Fair value adjustment on growth of biological assets	(28,343)	(17,471)	(115,255)	(40,607)
Impairment	63,971	--	63,971	58,039
Transaction costs	1,859	20,329	5,763	23,259
Adjusted EBITDA from businesses under development	2,745	5,514	13,385	16,240
Adjusted EBITDA from distribution operations	(1,943)	(3,872)	(10,511)	(6,036)
Adjusted EBITDA from cannabis operations	$ 9,360	$ 1,851	$ 20,106	$ (17,516)

	For the three months ended May 31,		For the year ended May 31,
	2020	2019	2020	2019
Adjusted EBITDA from cannabis operations	$ 9,360	$ 1,851	$ 20,106	$ (17,516)
Adjusted EBITDA from businesses under development	(2,745)	(5,514)	(13,385)	(16,240)
Adjusted EBITDA from distribution operations	1,943	3,872	10,511	6,036
Adjusted EBITDA	$ 8,558	$ 209	$ 17,232	$ (27,720)

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 08:00e 29-JUL-20